SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                              THE MACERICH COMPANY
             (Exact name of registrant as specified in its charter)



            MARYLAND                               95-4448705
    (State of incorporation)            (IRS Employer Identification No.)



                        401 Wilshire Boulevard, Suite 700
                         Santa Monica, California 90401
               (Address of principal executive offices) (Zip Code)



 If this form relates to the               If this form relates to the
 registration of a class of securities     registration of a class of securities
 pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
 Exchange Act and is effective             Exchange Act and is effective
 pursuant to General Instruction           pursuant to General Instruction
 A.(c), please check the following         A.(d), please check the following
 box.  [X]                                 box.  [  ]


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class               Name of Each Exchange on Which
          to be so Registered               Each Class is to be Registered

    Preferred Share Purchase Rights             New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:  None



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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

            On November 10, 1998, the Board of Directors of The Macerich Company (the "Company") authorized a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Shares"). The dividend is payable on November 23, 1998 (the "Record Date") to the stockholders of record at the close of business on that date. The description and terms of the Rights are set forth in an Agreement (the "Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

            Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series C Junior Participating Preferred Stock of the Company, par value $0.01 per share (the "Preferred Shares"), at a price of $112 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

            In the event that any person or group of affiliated or associated persons (other than (a) the Company, (b) any subsidiary of the Company, (c) any employee benefit plan of the Company or any subsidiary of the Company, or (d) any entity holding Common Shares for or pursuant to the terms of any such plan (collectively, the "Excluded Persons")) acquires beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") (with certain exceptions for current holders of preferred stock of the Company convertible into Common Shares), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

            If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

            Until the earlier of (i) 10 days following a public announcement that a person or group has become an Acquiring Person (with certain exceptions for current holders of preferred stock of the Company convertible into Common Shares); or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Excluded Persons) of 15% or more of the outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be represented, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of these Rights.

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            As soon as practicable following the Distribution Date, separate certificates representing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter represent the Rights.

            On the Distribution Date, proper provision will be made by the Company in order to provide each holder (other than the Company) of partnership units of The Macerich Partnership, L.P., a Delaware limited partnership (the "Partnership") with such number of Rights, represented by Right Certificates, as would have been issued to such holder had such holder exchanged such holder's partnership units for Common Shares pursuant to the terms and conditions of the Agreement of Limited Partnership of the Partnership prior to the Distribution Date.

            The Rights are not exercisable until the Distribution Date. The Rights will expire on November 10, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

            The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be represented by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

            Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.



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


            The value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares' dividend, liquidation and voting rights, approximate the value of one Common Share.

            At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group (other than the Excluded Person) of 50% or more of the aggregate voting power of the Company or of the outstanding Common Shares, the Board of Directors of the Company may cause the Company to exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (subject to adjustment).

            At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may cause the Company to redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

            The Agreement and the press release announcing the declaration of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.





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

ITEM 2.  EXHIBITS.

      1. Agreement, dated as of November 10, 1998, between The Macerich Company and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 1998).

      2. Text of Press Release relating to the authorization of the Rights dated November 11, 1998 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 1998).












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





                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:      November 13, 1998

                                    THE MACERICH COMPANY



                                       By. /s/ Richard A. Bayer
                                        NAME:  Richard A. Bayer
                                        TITLE: General Counsel and Secretary

                                  EXHIBIT LIST

Exhibit
  No.                             Description

   1. Agreement, dated as of November 10, 1998, between The Macerich Company and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 1998).

   2. Text of Press Release relating to the authorization of the Rights dated November 11, 1998 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 1998).